EXHIBIT 99.1

PRESS RELEASE

First Mining Announces Acquisition and Disposition of Common Shares of Big Ridge Gold Corp.

April 1, 2024 – Vancouver, Canada – First Mining Gold Corp. (“First Mining”) announces that on March 28, 2024, it acquired control and direction over an additional 10,000,000 common shares (“Common Shares”) of Big Ridge Gold Corp. (“Big Ridge”) and then immediately disposed of all 36,500,000 Common Shares then beneficially owned or controlled by First Mining by way of private transactions.

On March 28, 2024, First Mining acquired control and direction over an additional 10,000,000 Common Shares (the “Acquisition”) upon Big Ridge’s deemed exercise of its second earn-in right for an additional 29% interest (the “Second Earn-In Right”) in the Hope Brook Gold Project in Newfoundland, Canada (the “Hope Brook Project”), in accordance with the terms of the earn-in agreement dated April 5, 2021 entered into by and among First Mining, its wholly-owned subsidiary Coastal Gold Corp. and Big Ridge, as amended on March 21, 2024 (as amended, the “Earn-In Agreement”). In connection with Big Ridge’s exercise of the Second Earn-In Right, First Mining dispensed with the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Project in exchange for the early exercise of the Second Earn-In Right and the satisfaction by Big Ridge of certain conditions, including, among other things, Big Ridge (i) issuing to First Mining, or as directed by First Mining, an additional 10,000,000 Common Shares and (ii) arranging for the sale by First Mining to certain purchasers arranged by Big Ridge (collectively, the “Purchasers”) of all 36,500,000 Common Shares then beneficially owned or controlled by First Mining. First Mining retains a 20% ownership interest in the Hope Brook Project and is free carried until such time as Big Ridge completes a feasibility study thereon in accordance with the terms of the Earn-In Agreement.

Immediately prior to the Acquisition, First Mining owned 26,500,000 Common Shares, representing approximately 14.08% of the then issued and outstanding Common Shares (calculated on a non-diluted basis). Immediately following the Acquisition, First Mining held beneficial ownership of, or control and direction over, an aggregate of 36,500,000 Common Shares, representing approximately 18.41% of the then issued and outstanding Common Shares (calculated on a non-diluted basis).

On March 28, 2024, immediately following the Acquisition, First Mining entered into definitive and binding agreements with the Purchasers for the sale by First Mining of, in aggregate, 36,500,000 Common Shares (representing all of the Common Shares then owned or controlled by First Mining) at a purchase price of $0.05 per Common Share for aggregate gross proceeds of $1,825,000 to First Mining (the “Disposition”). Immediately following the Disposition, First Mining no longer owned or exercised control or direction over any Common Shares or other securities of Big Ridge, thereby reducing First Mining’s securityholding percentage in Big Ridge to nil (0%). First Mining proceeded with the Disposition based on general economic, industry and market conditions.

About Big Ridge Gold Corp.

Big Ridge was incorporated under the laws of the Province of British Columbia. Big Ridge’s head office is located at 18 King Street East, Suite 1400, Toronto, Ontario M5C 1C4. The Common Shares are traded on the TSX Venture Exchange.

About First Mining Gold Corp.

First Mining is a Canadian mineral exploration and development company incorporated under the laws of the Province of British Columbia. First Mining’s head office is located at Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed in accordance with applicable securities laws (the “Early Warning Report”). A copy of the Early Warning Report will be available under Big Ridge’s profile on SEDAR+ at www.sedarplus.ca.

For further information or to obtain a copy of the Early Warning Report, please contact:

Richard Huang | Vice President, Corporate Development | Email: rhuang@firstmininggold.com Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

www.firstminingold.com